REPORT ON THE FIRST QUARTER 2007

07023622

Q1

Highlights

- Sales in Q1/2007 +18%, EBIT +73% compared to Q1/2006
- Return on sales further improved to 18%
- Pre-tax profit with €45.4 million more than doubled compared to Q1/2006
- Earnings per share at €0.52 compared to €0.22 in Q1/2006
- Equity ratio further improved to 38.3%
- Net debt increase of only €9.1 million despite EU-funding of €22.3 million

SGL GROUP
THE CARBON COMPANY

082-04023

SUPPL

Financial Highlights (unaudited)

€ million, except per share amounts	1st QUARTER 2007	1st QUARTER 2006
Sales revenue	314.6	267.3
Gross profit	109.5	82.1
EBITDA	68.9	45.9
Operating profit/EBIT	57.3	33.1
Return on sales[1]	18.2%	12.4%
Net profit attributable to equity holders	32.5	12.4
Earnings per share, basic (in €)	0.52	0.22
Cash flow from operations before antitrust payments[2]	31.4	-1.3

€ million	Mar 31, 2007	Dec 31, 2006
Total assets	1,266.3	1,260.8
Shareholders' equity	485.4	445.0
Net debt	238.2	229.1
Debt ratio (gearing)[3]	0.5	0.5
Equity ratio[4]	38.3%	35.3%

[1] Ratio of profit from operations to sales revenue
[2] Without currency exchange rate effects
[3] Net debt divided by shareholders' equity
[4] Shareholders' equity divided by total assets

INTERIM GROUP MANAGEMENT REPORT (unaudited)

Sales in Q1/2007 +18%, EBIT +73% compared to Q1/2006

€ million	1st QUARTER 2007	2006
Sales revenue	314.6	267.3
Gross profit	109.5	82.1
Selling, administrative, research and other income/expense	-52.2	-49.0
Profit from operations/EBIT	57.3	33.1

The increase in sales revenue was driven by the ongoing positive demand situation from our customer industries, resulting in notably high first quarter sales revenue as compared to prior years' first quarters. Consolidated sales grew by 18% to €314.6 million driven by all three business units. Excluding currency effects, sales growth was 22%. Positive selling price and sales volume effects, continued high capacity utilization and further savings of €6 million overcompensated the increases in our key raw material prices, which only partially affected our cost of sales in Q1/2007 based on year-end inventory levels. Consequently our gross profit margin on sales increased from 30.7% in Q1/2006 to 34.8% in Q1/2007. Selling, administrative, research and other income/expense increased by €3.2 million and thus at a lower rate than sales and now represent 16.6% of sales revenue (Q1/2006: 18.3% of sales revenue). EBIT therefore reached a record level of €57.3 million, an increase of 73% compared to Q1/2006.

Net financing costs

€ million	1st QUARTER 2007	2006
Income from companies accounted for at-Equity	**0.3**	**0.0**
Interest expense on loans (net)	-6.4	-6.4
Interest expense on pensions	-3.5	-3.3
Interest expense on antitrust	-0.1	-0.7
Interest expense, net	-10.0	-10.4
Amortization of refinancing costs (non-cash)	-0.7	-0.9
Other	-1.5	-1.0
Other financing costs	-2.2	-1.9
Interest, net and other financing costs	**-12.2**	**-12.3**
Net financing costs	**-11.9**	**-12.3**

Net financing costs at €11.9 million were virtually unchanged compared with Q1/2006. Net interest expense on loans remained at the Q1/2006 level mainly due to almost unchanged gross financial debt and related interest costs. Interest expense on antitrust decreased due to the cash funding and subsequent payment of the graphite electrode fine in 2006 and the cash funding of the graphite specialties fine in February 2007, therefore no longer requiring guarantee fees and interest accruals going forward.

Profit before and after taxes

During the reporting period, profit before tax improved to €45.4 million in Q1/2007 after €20.8 million in Q1/2006. The Q1/2007 tax expense amounted to €12.7 million and represents a tax ratio of 27.9%. Cash taxes paid in Q1/2007 reached €3.4 million (Q1/2006: €4.7 million). Net profit after minority interests reached €32.5 million in Q1/2007 after €12.4 million in Q1/2006. With an average number of shares of 63.0 million, earnings per share (basic) in Q1/2007 improved from €0.22 to €0.52.

Balance sheet structure

€ million	Mar 31, 2007	Dec 31, 2006
ASSETS		
Non-current assets	**573.7**	**572.5**
Current assets	**689.8**	**684.7**
Assets held for sale	2.8	3.6
Total assets	**1,266.3**	**1,260.8**
EQUITY AND LIABILITIES		
Shareholders' equity	**485.4**	**445.0**
Minority interests	2.4	2.2
Total equity	**487.8**	**447.2**
Non-current liabilities	**544.6**	**538.5**
Current liabilities	**233.9**	**274.7**
Liabilities held for sale	0.0	0.4
Total equity and liabilities	**1,266.3**	**1,260.8**

At March 31, 2007, total assets of €1,266.3 million remained virtually unchanged compared to year end 2006 (€1,260.8 million). Seasonal increases in inventory especially in Performance Products were compensated by lower trade and other receivables, lower other current assets as well as lower cash and cash equivalents. Shareholders' equity increased further by €40.4 million to €485.4 million, representing an equity ratio of 38.3% (Dec. 31, 2006: 35.3%).

Current liabilities decreased by €40.8 million to €233.9 million at March 31, 2007 mainly due to the funding of our remaining antitrust fine including interest to the EU commission in Q1/2007 and the typically lower bonus provisions of only one quarter at the end of Q1/2007 compared to the full year provisions at end of 2006.

Working capital

€ million	Mar 31, 2007	Dec 31, 2006
Inventories	352.3	316.6
Trade receivables	206.7	225.0
Less trade payables	-110.3	-114.2
Working capital	**448.7**	**427.4**

Working capital increased by €21.3 million to €448.7 million at end of Q1/2007 as a result of the growth in business activity especially in the Business Units Performance Products and Carbon Fiber and Composites and corresponds to the typical seasonal development at this time of the year.

Changes in equity

Shareholders' equity increased by €40.4 million to €485.4 million by end of March 2007 mainly through the Q1/2007 net profit. This results in an equity ratio of 38.3% compared to 35.3% at December 31, 2006.

Subscribed capital increased to €162.6 million (December 31, 2006: €161.0 million) and is divided into 63,530,572 no-par value ordinary bearer shares at €2.56 per share. During Q1/2007 the Company issued 577,797 new shares for employees, which have been granted in the annual bonus plan in Germany and for the matching share plan. In addition 60,997 new shares were issued for employees in connection with the existing stock option plan and stock appreciation right plan.

Net debt

€ million	Mar 31, 2007	Dec 31, 2006
Financial liabilities	322.7	319.5
plus accrued refinancing cost	10.7	12.6
Cash and cash equivalents	-95.2	-103.0
Net debt	**238.2**	**229.1**

Despite cash funding of our remaining EU antitrust fine of €22.3 million, net debt increased by only €9.1 million to €238.2 million at by end March 2007. Our positive EBITDA of €68.9 million also funded interest payments of €14.6 million, the increase in working capital (adjusted by currency impacts) of €22.9 million, investing activities of €19.1 million and other changes (€1.3 million) during this quarter.

Liquidity and capital resources

adjusted by currency impacts / € million	1st QUARTER 2007	1st QUARTER 2006
Cash provided by/used in operating activities before antitrust payments	**31.4**	**-1.3**
Payments relating to antitrust proceedings	-22.5	-
Cash provided by/used in operating activities	**8.9**	**-1.3**
Cash used in investing activities	**-19.1**	**-12.2**
Free cash flow*	**12.3**	**-13.5**
Cash provided by/used in financing activities	**2.5**	**69.0**
Effect of foreign currency rate changes	**-0.1**	**-0.7**
Net change in cash and cash equivalents	**-7.8**	**54.8**

*defined as cash provided by/used in operating activities before antitrust payments minus cash flows from investing activities

Cash provided by operating activities before antitrust payments at €31.4 million was substantially higher in Q1/2007 compared with minus €1.3 million in the same period of the previous year.

Despite higher capital expenditure and other investing activities of €19.1 million in the first quarter 2007 (Q1/2006: €12.2 million), free cash flow in the reporting period recorded a positive €12.3 million compared to a negative €13.5 million in the same period of 2006.

Cash flow from financing activities resulted in cash inflow of €2.5 million. The higher number of the previous year's first quarter of €69.0 million was due to the proceeds from the capital increase partly used for the repayment of bank loans.

Cash and cash equivalents decreased by €7.8 million from €103.0 million at the end of 2006 to €95.2 million at the end of Q1/2007.

SEGMENT REPORTING
(unaudited)

Performance Products (PP)

	1st QUARTER	
€ million	2007	2006
Sales revenue	185.0	152.7
EBITDA	58.6	38.4
Profit from operations/EBIT	52.7	31.5
Return on sales	28.5%	20.6%

In Q1/2007, sales revenue grew by 21% (adjusted for foreign currency changes by 26%) to €185.0 million in Q1/2007 (Q1/2006: €152.7 million) due to the continuing strong demand from the steel and the growing demand from the aluminum industry being reflected in selling price increases across all business lines and positive volume effects especially in Cathodes. Shipped Graphite Electrode volumes were 48,000, an increase of 7% over Q1/2006.

Despite higher raw material and electricity costs as well as negative currency translation effects, EBIT in Q1/2007 increased by 67% to €52.7 million due to above mentioned price and volume effects as well as savings of €3 million. Capacity utilization level remains high at all facilities with the 2007 order book full for all business lines.

Graphite Materials & Systems (GMS)

	1st QUARTER	
€ million	2007	2006
Sales revenue	89.9	81.7
EBITDA	16.1	11.2
Profit from operations/EBIT	12.7	8.0
Return on sales	14.1%	9.8%

Sales revenue rose by 10% (adjusted for foreign currency changes by 12%) to €89.9 million in Q1/2007. All three Business Lines Graphite Specialties, Process Technology and Expanded Graphite contributed to this sales growth with strong demand coming especially from the semiconductor, solar, LED and lithium-ion battery and chemical industries. EBIT increased by 59% to €12.7 million in the reporting period due to positive price and volume developments as well as savings from the SGL Excellence initiative more than compensating for factor cost increases. Both order intake and order backlog developments remain at high levels and reflect healthy global economic conditions in our customer industries.

Carbon Fibers & Composites (CFC)

	1st QUARTER	
€ million	2007	2006
Sales revenue	38.7	32.4
EBITDA	2.3	2.3
Profit from operations/EBIT	0.3	0.1
Return on sales	0.8%	0.3%

Sales revenue increased by 19% (adjusted for foreign currency changes by 22%) to €38.7 million in Q1/2007 (Q1/2006: €32.4 million). A temporary interruption of carbon fiber production in Inverness (UK) caused some shipment delays, negatively impacting earnings in Q1/2007. These delays are expected to be made up in the course of the year. Strong sales volumes in carbon fibers, composite materials and brake discs as well as savings from the SGL Excellence initiative partially compensated for the shortfall in carbon fiber production in Q1/2007.

Central T&I and Corporate costs

	1st QUARTER	
€ million	2007	2006
Other revenue	1.0	0.5
Central T&I costs	-1.3	-0.1
Corporate costs	-7.1	-6.4

In order to support our innovation strategy we established our new corporate center for Technology and Innovation (T&I) by the end of 2005 and further enhanced this structure during 2006. Within Corporate Costs we will report all initiatives and start-up projects, which cannot be directly assigned to one of our existing businesses. This relates to basic research activities as well as to new product developments, which have not yet reached a commercialised status. We decided to show such expenses at a corporate level in order to increase transparency and not to charge our businesses with expenses not directly related to their ongoing business. Central T&I costs in Q1/2007 at €1.3 million reached expected normal quarterly levels, whereas Q1/2006 still reflects the implementation phase.

Corporate costs increased from €6.4 million in Q1/2006 to €7.1 million in Q1/2007. The increase is in part again related to our management incentive plans, which are influenced by higher market valuation for share based programs.

Employees

Total employees were 5,249 by end of March 2007 (unchanged compared to end of 2006). While headcount in Europe slightly decreased by 29 to 3,932 employees, we increased headcount in North America by 7 to 1,144 employees and in Asia by 22 to 170 employees during Q1/2007.

Outlook

Q1/2007 has proven to be a very successful quarter. Even though the percentage increase in this quarter should not be directly extrapolated for the following quarters, management expects the positive trend to continue for the remainder of 2007.

The company is currently exploring new financing opportunities. The existing financing, particularly the outstanding corporate bond issued in February 2004 with a 8.5% coupon, was established at a time when the company's operational and financial situation was at a difficult point. This financing structure is now no longer optimal given the fact that we have successfully restructured and are operationally and financially on very sound footing. We also have considerably improved ratings, which should allow us to pursue a new and more advantageous financing structure in the near term.

Under these circumstances and upon legal advice, we have decided to abstain from specifically guiding 2007 results at this time. Our mid term targets, as published at our annual press conference in March 2007 remain valid.

Interim Condensed Consolidated Income Statement (unaudited)

	1st QUARTER	
€ million	2007	2006
Sales revenue	**314.6**	**267.3**
Cost of sales	-205.1	-185.2
Gross profit	109.5	82.1
Selling, administrative, research and other income/expense	-52.2	-49.0
Profit from operations/EBIT	**57.3**	**33.1**
Income from companies accounted for at-Equity	0.3	0.0
Interest income	1.7	0.9
Interest expense	-11.7	-11.3
Other financing costs	-2.2	-1.9
Profit before tax	45.4	20.8
Income tax expense	-12.7	-8.4
Net profit for the period	**32.7**	**12.4**
thereof:		
Minority interests	0.2	0.0
Equity holders of the parent company	**32.5**	**12.4**
Earnings per share, basic (in €)	0.52	0.22
Earnings per share, diluted (in €)	0.51	0.22

Interim Condensed Consolidated Balance Sheet (unaudited)

€ million	Mar 31, 2007	Dec 31, 2006
ASSETS		
Non-current assets		
Intangible assets	83.0	83.8
Property, plant and equipment	350.0	348.9
Other non-current assets	26.8	22.2
Deferred tax assets	113.9	117.6
	573.7	572.5
Current assets		
Inventories	352.3	316.6
Trade receivables	206.7	225.0
Other receivables and other current assets	35.6	40.1
Cash and cash equivalents	95.2	103.0
	689.8	**684.7**
Assets held for sale	2.8	3.6
Total assets	**1,266.3**	**1,260.8**
EQUITY AND LIABILITIES		
Shareholders' equity	**485.4**	**445.0**
Minority interests	2.4	2.2
Total equity	**487.8**	**447.2**
Non-current liabilities		
Non-current financial liabilities	322.7	319.5
Provisions for pensions and other employee benefits	167.5	167.6
Deferred tax liabilities	39.6	37.9
Other non-current liabilities and provisions	14.8	13.5
	544.6	**538.5**
Current liabilities		
Other provisions	67.0	104.6
Trade payables	110.3	114.2
Other current liabilities	56.6	55.9
	233.9	**274.7**
Liabilities held for sale	0.0	0.4
Total equity and liabilities	**1,266.3**	**1,260.8**

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

€ million	1st QUARTER 2006 Shareholders' equity	Minority Interests	Total equity
Balance at January 1	**322.1**	**1.3**	**323.4**
Capital increase/IFRS2 allocation	91.1		91.1
Net profit	12.4		12.4
Currency exchange differences	-6.1		-6.1
Other net income recognized directly in equity	1.5		1.5
Total income for the period	7.8		7.8
Balance at March 31	**421.0**	**1.3**	**422.3**

€ million	1st QUARTER 2007 Shareholders' equity	Minority Interests	Total equity
Balance at January 1	**445.0**	**2.2**	**447.2**
Capital increase/IFRS2 allocation	12.1		12.1
Net profit	32.5	0.2	32.7
Currency exchange differences	-3.6		-3.6
Other net income recognized directly in equity	-0.6		-0.6
Total income for the period	28.3	0.2	28.5
Balance at March 31	**485.4**	**2.4**	**487.8**

Interim Condensed Consolidated Cash Flow Statement (unaudited)

adjusted for currency impacts / € million	1st QUARTER 2007	1st QUARTER 2006
Cash flows from operating activities		
Profit before tax	**45.4**	**20.8**
Add back of net interest expenses	10.0	10.4
(Gain) Loss on disposal of property, plant and equipment	0.1	0.1
Depreciation and amortization expense	11.5	12.8
Amortization of refinancing costs	0.7	0.9
Income taxes paid	-3.4	-4.7
Interest received	1.7	0.8
Interest on financial debt paid	-14.6	-12.7
Changes in provisions, net	-6,3	1.6
Changes in working capital, net	-22.9	-27.6
Changes in other operating assets and other liabilities	9.2	-3.7
Cash provided by/used in operating activities before antitrust payments	**31.4**	**-1.3**
Payments relating to antitrust proceedings	-22.5	-
Cash provided by/used in operating activities	**8.9**	**-1.3**
Cash flows from investing activities		
Capital expenditure in property, plant and equipment and intangible assets	-14.4	-12.2
Other investing activities	-4.7	-
Cash used in investing activities	**-19.1**	**-12.2**
Cash flows from financing activities		
Changes in corporate debt	1.9	-11.8
Net proceeds from capital increase	0.6	80.8
Cash provided by/used in financing activities	**2.5**	**69.0**
Effect of foreign exchange rate changes	**-0.1**	**-0.7**
Net change in cash and cash equivalents	**-7.8**	**54.8**
Cash and cash equivalents at beginning of period	103.0	93.4
Cash and cash equivalents at end of period	**95.2**	**148.2**

SELECTED EXPLANATORY NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Description of business:

SGL CARBON Aktiengesellschaft (hereafter "SGL Carbon AG" or "the Company"), located at Rheingaustr. 182, Wiesbaden (Germany), together with its subsidiaries (the "SGL Group") is a global manufacturer of carbon and graphite products.

Basis of preparation and accounting policies:

The interim report on the condensed consolidated financial statements of the SGL Group has been prepared in accordance with the International Financial Reporting Standards (IFRS) including IAS 34 (Interim Financial Reporting) as endorsed in the European Union. The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2006. Accounting and valuation methods have been consistently applied as in our annual consolidated financial statements for financial year 2006. New IFRS standards and interpretations applicable for periods starting January 1, 2007 have had no material impact on the interim reporting as of March 31, 2007.

The interim financial report was authorized for issue in accordance with a resolution of the Board of Management on April 25, 2007.

Changes in scope of consolidation:

Changes in scope of consolidation for SGL Group compared to December 31, 2006 were not significant. SGL Carbon S.A., Belgium, which was shown as asset held for sale at December 31, 2006, has been sold in February 2007.

Seasonality of operations:

Our sales revenue from graphite electrodes fluctuates from quarter to quarter due to factors related to our customers' businesses, such as customer inventory levels, scheduled customer plant shutdowns and vacations, and changes in customer production schedules in response to seasonal changes in customer energy costs, weather conditions, and strikes and work stoppages by our customers' employees. In addition, customers may change their order patterns in response to price changes. During the period prior to the effective date of a price increase, customers tend to buy additional quantities of graphite electrodes at the then lower price, which adds to our sales revenue during that period. During the period following the effective date of a price increase, customers tend to use those additional quantities before placing further orders, which reduces our sales revenue during that period. Similarly, customers tend to use up their inventories and delay purchases when they expect price reductions. Usually SGL's 1st and 3rd quarter tend to be weaker as a reaction of customer inventory usage (1st quarter) and European vacation season (3rd quarter). Usually 2nd and 4th quarter tend to be stronger.

Other information:

In the reporting period, a total of 668,700 Stock Appreciation Rights (SAR) were granted on January 15, 2007 at a strike price of €18.74 under the SAR Plan 2005. The graphite specialty fine of €22.3 million including accrued interest was cash deposited to the EU commission on February 8, 2007 without legal recognition of the 2005 Court of First Instance judgement.

During the first quarter there have been no material unusual items except the above mentioned or changes in estimates compared to the financial year 2006. Contingent liabilities and contingent assets did not change materially compared to the last annual balance sheet date. The SGL Group did not pay a dividend in the period reported.

Changes in Group structure:

As announced at our annual press conference on March 8, 2007, the previous organizational structure comprising the Carbon and Graphite, Specialties and SGL Technologies Business Areas was transformed by streamlining the structures into the two Business Areas Performance Products and Advanced Materials. External and internal reporting for the three Business Units Performance Products (PP), Graphite Materials & Systems (GMS) and Carbon Fibers & Composites (CFC) takes place within these two Business Areas. Performance Products corresponds to the former Carbon and Graphite Business Area. The areas of high technology expertise of the former Specialties and SGL Technologies Business Areas have been brought under one roof in the Advanced Materials Business Area. The former SGL Technologies now focuses exclusively on the carbon fiber and composites activities and forms the new Carbon Fibers & Composites (CFC) Business Unit. The Expanded Graphite Business Line, previously part of SGL Technologies, has been integrated into Graphite Materials & Systems (GMS). GMS now also includes the activities of the former Specialties Business Area. Corporate driven expenses for our Technology and Innovation (T&I), which formerly had been charged to the business units, will be separately reported under Corporate Costs in the future. Prior year quarters have been retroactively adjusted to provide a comparable presentation.

Sales Revenue and Operating Profit by Segment:

€ million	1st QUARTER 2007	1st QUARTER 2006
Sales revenue		
Performance Products	185.0	152.7
Graphite Materials & Systems	89.9	81.7
Carbon Fibers & Composites	38.7	32.4
Other	1.0	0.5
	314.6	**267.3**

€ million	1st QUARTER 2007	1st QUARTER 2006
Profit (loss) from operations/EBIT		
Performance Products	52.7	31.5
Graphite Materials & Systems	12.7	8.0
Carbon Fibers & Composites	0.3	0.1
Central T&I Costs	-1.3	-0.1
Corporate Costs	-7.1	-6.4
	57.3	**33.1**

Based on the reclassification of our Expanded Graphite business line and for corporate driven costs for our T&I organization sales revenue and profit (loss) from operations reported for the first quarter 2006 changed as follows:

Sales revenue PP €0.0 million; GMS +€9.4 million; CFC -€9.4 million; profit (loss) from operations PP €0.0 million; GMS -€0.8 million; CFC +€0.9 million; Central T&I -€0.1 million.

Events occurring after the balance sheet date:

The SGL Group signed a contract in January 2007 to acquire shares in Kümpers GmbH & Co KG. This transaction was closed and the shares transferred to the SGL Group in the beginning of April 2007. The new company SGL Kümpers GmbH & Co KG will be consolidated within the SGL Group starting in the second quarter 2007. Beginning of March 2007 SGL Group signed a contract with Lenzing AG, Austria, with the intention to setup a joint venture covering CFC raw material supply in the long term.

Wiesbaden, April 25, 2007

SGL Carbon AG

The Board of Management

Quarterly Sales Revenue and Operating Profit by Segment (unaudited)

€ million	Q1	Q2	Q3	2006 Q4	2006 Full Year	2007 Q1
Sales revenue						
Performance Products	152.7	184.4	172.1	204.2	713.4	185.0
Graphite Materials & Systems	81.7	83.8	82.5	92.3	340.3	89.9
Carbon Fibers & Composites	32.4	31.0	33.4	33.7	130.5	38.7
Other	0.5	2.4	1.7	2.0	6.6	1.0
	267.3	**301.6**	**289.7**	**332.2**	**1,190.8**	**314.6**

€ million	Q1	Q2	Q3	2006 Q4	2006 Full Year	2007 Q1
Profit (loss) from operations/EBIT						
Performance Products	31.5	45.0	45.0	50.9	172.4	52.7
Graphite Materials & Systems	8.0	10.7	10.6	7.5	36.8	12.7
Carbon Fibers & Composites	0.1	-1.0	-1.7	-1.8	-4.4	0.3
Central T&I Costs	-0.1	-0.7	-0.8	-1.5	-3.1	-1.3
Corporate Costs	-6.4	-7.9*	-8.7	-8.7*	-31.7*	-7.1
	33.1	**46.1***	**44.4**	**46.4***	**170.0***	**57.3**

* before EU antitrust expenses

Quarterly Consolidated Income Statement (unaudited)

€ million	Q1	Q2	Q3	2006 Q4	2006 Full Year	2007 Q1
Sales revenue	267.3	301.6	289.7	332.2	1,190.8	314.6
Cost of sales	-185.2	-202.5	-193.4	-225.7	-806.8	-205.1
Gross profit	**82.1**	**99.1**	**96.3**	**106.5**	**384.0**	**109.5**
Selling/administration/research/other	-49.0	-53.0	-51.9	-60.1	-214.0	-52.2
EBIT effect from ECJ decision	0.0	-23.5	0.0	-8.6	-32.1	-
Profit from operations	**33.1**	**22.6**	**44.4**	**37.8**	**137.9**	**57.3**
Net financing costs	-12.3	-10.2	-15.4	-10.8	-48.7	-11.9
Interest effect from ECJ decision	0.0	-12.8	0.0	0.0	-12.8	-
Profit (loss) before tax	20.8	-0.4	29.0	27.0	76.4	45.4
Income tax expense	-8.4	-11.0	-12.5	-3.6	-35.5	-12.7
Minority interests	0.0	0.0	-0.1	-0.1	-0.2	-0.2
Net profit (loss) attributable to equity holders	**12.4**	**-11.4**	**16.4**	**23.3**	**40.7**	**32.5**

END

Important note:
This interim report contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.

INVESTOR RELATIONS CONTACT

SGL Carbon AG · Head Office · Investor Relations
Rheingaustraße 182 · D-65203 Wiesbaden
Phone +49 611 60 29-0 · Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de · www.sglcarbon.de

SGL GROUP
THE CARBON COMPANY

CALENDAR 2007

April 27	Annual General Meeting
July 25	Report on the First Half 2007, Conference Call
October 25	Report on the First Nine Months 2007, Fall Press Conference, Analyst Meeting, Conference Call